CANARY WHARF
GROUP PLC

82-4997



JRG/AM/2561
28 April 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors' interests and notifications of major interest in shares.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J Garwood

J R Garwood
Group Company Secretary

dw 6/4

Canary Wharf Group - Director Shareholding

RNS Number:5608J
Canary Wharf Group PLC
02 April 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
Christopher W Jonas

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Notification is in respect of shareholder named in 2. above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Christopher W Jonas

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Share Purchase

7. Number of shares / amount of stock acquired
34,482

8. Percentage of issued class£
0.0059%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£1.4475

13. Date of transaction
31 March 2003

14. Date company informed
1 April 2003

15. Total holding following this notification
49,633

16. Total percentage holding of issued class following this notification £
0.00848%

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 31 March 2003.

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
2 April 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Director Shareholding

RNS Number:5618J
Canary Wharf Group PLC
02 April 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 261

(ii) 261

by the named directors

8. Percentage of issued class£
i. 0.000045%
ii. 0.000045%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£1.4475

13. Date of transaction
31 March 2003

14. Date company informed
2 April 2003

15. Total holding following this notification
i. A. Peter Anderson 5,089
ii. George Iacobescu 805,491*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00087%

ii. George Iacobescu: 0.13769% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 31 March 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
2 April 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:6277J
Canary Wharf Group PLC
03 April 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 2 April 2003 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that ABP Investments had reduced their interest in the ordinary shares of the Company to 22,884,644 (representing 3.92% * of the Company's issued share capital).

Note:

*As at 2 April 2003, the Company had an issued share capital of 585,008,225.

Dated:

3 April 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company Official making Announcement:

John Garwood

Company Secretary

Canary Wharf Group plc

Canary Wharf Group - Holding(s) in Company

RNS Number:7367J
Canary Wharf Group PLC
07 April 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 7 April 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had increased their interest in the ordinary shares of the Company to 59,183,176 (representing 10.12%* of the Company's issued share capital).

Note:

*As at 7 April 2003, the Company had an issued share capital of 585,008,225.

Dated:

7 April 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company Official making Announcement:

John Garwood

Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Canary Wharf Group - Holding(s) in Company

RNS Number:9875J
Canary Wharf Group PLC
14 April 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 11 April 2003, Canary Wharf Group plc ("the Company") was notified that as at 10 April 2003, Dresdner Bank AG ("Dresdner") had reduced their interest in the ordinary shares of the Company to 22,750,000 (representing 3.89%* of the Company's issued share capital).

Note:

*As at 10 April 2003, the Company had an issued share capital of 585,008,225.

Dated:

14 April 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company Official making Announcement:

John Garwood

Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange
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Canary Wharf Group - Holding(s) in Company

RNS Number:1013K
Canary Wharf Group PLC
16 April 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 15 April 2003 pursuant to Section 198 - 202 of the Companies Act 1985 (the "Act"), Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had decreased their interest in the ordinary shares of the Company below the 10% notifiable interest requirement of Section 199 (2) (b) of the Act.

Contact for queries: Anna Marie Holland

020 7537 5396

Company official

making Announcement: John Garwood

Company Secretary

Canary Wharf Group plc

Note:

*As at 15 April 2003, the Company had an issued share capital of 585,008,225.

This information is provided by RNS
The company news service from the London Stock Exchange

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Canary Wharf Group - Holding(s) in Company

RNS Number:4393K
Canary Wharf Group PLC
28 April 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

Pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified on 25 April 2003 that as at close of business on that day Brascan Corporation and each of the entities listed below (by virtue of their group relationship with Trilon International Inc. an indirect wholly owned subsidiary of Brascan Corporation) ("Brascan") were interested in 30,050,000 ordinary shares of the Company (representing 5.137%* of the Company's issued share capital).

Brascan Corporation

Trilon Holdings Inc

Brascan Financial Corporation

Trilon Bancorp Inc.

Trilon Securities Corporation

Trilon International Inc.

Note:

*As at 25 April 2003, the Company had an issued share capital of 585,008,225.

Dated:

28 April 2003

Company Official making Announcement:

John Garwood

Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange
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